UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2017

Commission File Number 001-37928

ChipMOS TECHNOLOGIES INC.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES INC.
(Registrant)

Date: January 9, 2017	By	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & President

Contacts:
In Taiwan Dr. S.K. Chen ChipMOS TECHNOLOGIES INC. +886-6-507-7712 s.k._chen@chipmos.com	In the U.S. David Pasquale Global IR Partners +1-914-337-8801 dpasquale@globalirpartners.com

ChipMOS to Present at 2017 Credit Suisse Greater China Technology and Internet Conference

Hsinchu, Taiwan – January 9, 2017 - ChipMOS TECHNOLOGIES INC. (“ChipMOS” or the “Company”) (Taiwan Stock Exchange: 8150 and NASDAQ: IMOS), an industry leading provider of outsourced semiconductor assembly and test services (“OSAT”), today announced that it will participate in Credit Suisse’s 2017 Greater China Technology and Internet Conference, in Hong Kong on Thursday, January 12 and Friday, January 13.

Management from the Company will host meetings with institutional investors to discuss the Company’s financial performance, business trends and growth opportunities. There will be no webcast of the conference. The Company’s investor update is currently available on the investor relations’ section of its website at www.chipmos.com.

About ChipMOS TECHNOLOGIES INC.:

ChipMOS TECHNOLOGIES INC. (“ChipMOS”) (Taiwan Stock Exchange: 8150 and NASDAQ: IMOS), was established in August 1997 and is an industry leading provider of semiconductor assembly and test services. ChipMOS is a leader in Taiwan’s IC packaging and testing industry as well and has one of the world’s largest LCD driver capacity footprints for packaging and testing. With advanced facilities in Hsinchu Science Park, Hsinchu Industrial Park and Southern Taiwan Science Park in Taiwan and Qingpu Industrial Zone in Shanghai, China, ChipMOS and its subsidiaries provide assembly and test services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries. For more details, please refer to ChipMOS’s website http://www.chipmos.com.

Forward-Looking Statements

This press release contains certain forward-looking statements. These forward-looking statements may be identified by words such as ‘believes,’ ‘expects,’ ‘anticipates,’ ‘projects,’ ‘intends,’ ‘should,’ ‘seeks,’ ‘estimates,’ ‘future’ or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Actual results may differ materially in the future from those reflected in forward-looking statements contained in this document, due to various factors. These risks and uncertainties include those discussed under “Cautionary Statement Concerning Forward Looking Statements” and “Risk Factors” in the prospectus included in the registration statement on Form F-4 that ChipMOS filed with the U.S. SEC.